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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF JULY, 2001


                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F   X      Form 40-F
                               -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No   X
                               -----              -----


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                              VISIBLE GENETICS INC.

         On July 24, 2001, we announced that Heather Munroe-Blum, Ph.D., who has been Vice-President, Research & International Relations at the University of Toronto since 1994 and a governor of the University, has joined our Board of Directors, replacing Michael Cardiff who stepped down from the Board.

         Dr. Munroe-Blum was recently appointed Vice-Chair of the Board of Genome Canada. Professor Munroe-Blum is currently Chair of the Industry Canada University Advisory Group; serves as Chair of the Ontario Council on University Research; is a director of the University Health Network and a member of its Oncology Committee; and a director of the Canadian Genetic Diseases Network Centre of Excellence. Professor Munroe-Blum has served as a member of the Prime Minister's Advisory Council on Science and Technology, Expert Panel on Canada's Role in International Science and Technology; the Board of Directors of the Medical Research Council of Canada (now the Canadian Institutes of Health Research); and the Premier's Council on Health, Well Being and Social Justice (Ontario).

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference the text of this Form 6-K, but not the Exhibit attached hereto, into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VISIBLE GENETICS INC.


Date: July 24, 2001                     By: /s/ Thomas J. Clarke
                                            --------------------------------
                                            Name: Thomas J. Clarke
                                            Title:  Chief Financial Officer